Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 6, 2014

6/6/2014 Fantex 1/2 To view this email as a web page, click here. JUST IN: RESIDENTS OF MICHIGAN NOW ABLE TO RESERVE IPO SHARES OF FANTEX EJ MANUEL! Residents of Michigan can now reserve IPO shares and trade Fantex tracking stock Shares of Fantex EJ Manuel are now available for reservation for eligible residents of Michigan. The Fantex EJ Manuel security is linked to the underlying cash flow of EJ Manuel’s brand, including his current and future playing contracts, endorsements, appearance fees – as well as certain postcareer income from activities such as broadcasting.1 In addition, eligible residents of Michigan can now buy and sell shares of Fantex Vernon Davis at Fantex.com. This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole. 1Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks. RESERVE IPO SHARES NOW

6/6/2014 Fantex 2/2 Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Member of SIPC. For details, please see www.sipc.org This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC. Fantex Brokerage Services, 330 Townsend St., Suite 234, San Francisco, CA 94107 © 2014 Fantex Brokerage Services Privacy Statement | Unsubscribe | Contact Us